SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Risk factors

A number of risk factors may affect the financial condition, results of operations and/or prospects of Prudential and its wholly and jointly owned businesses, as a whole, and, accordingly, the trading price of Prudential's shares. The risk factors mentioned below should not be regarded as a complete, exhaustive and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the factors specified under 'Forward-looking statements'.

Prudential's approaches to managing risks are explained in the 'Risk review' section of this document.

1.     RISKS RELATING TO PRUDENTIAL'S FINANCIAL SITUATION

1.1  Prudential's businesses are inherently subject to market fluctuations and general economic conditions, each of which may adversely affect the Group's business, financial condition, results of operations and prospects.

Uncertainty, fluctuations or negative trends in global and national macroeconomic conditions and investment climates could have a material adverse effect on Prudential's business, financial condition and results of operations, including as a result of increased strategic, business, insurance, product and customer conduct risks. Prudential operates in a macroeconomic and global financial market environment that continues to present significant uncertainties and potential challenges. For example, while headline inflation has moved down since mid-2022, on the back of declining food and energy prices, core inflation has remained well above central bank targets. As a result, central banks have continued to raise rates to attempt to rein in inflation. Further interest rate increases are expected in some jurisdictions and tighter monetary policies could exert downward pressures on growth. In the major emerging markets, inflation has generally been less severe and monetary tightening is broadly expected to have reached its peak. Nevertheless, this environment of higher global interest rates and meaningful recession risk is putting pressure on banks' balance sheets and margins. This could result in a pullback in both credit supply and credit demand and lead to a sharper tightening in global credit conditions. In the Chinese Mainland, the recovery has been led by services while manufacturing and import growth remain weak and authorities have initiated new policy stimulus to respond to the signs of softness. The weak growth in the Chinese Mainland could weigh on the broader Asian region and the global economy's vitality going forward. Furthermore, while Covid-19 has evolved into an endemic disease, the broader long-term impacts of Covid-19 continue to cause uncertainty to financial market volatility, global economic activity and impact on sales, as well as insurance experience. Such uncertainties may apply for a prolonged period of time. The transition to a lower carbon economy, the timing and speed of which is uncertain and will vary by country, may also result in greater uncertainty, fluctuations or negative trends in asset valuations and reduced liquidity, particularly for carbon intensive sectors, and may have a bearing on inflation levels.

Global financial markets are also subject to uncertainty and volatility created by a variety of other factors. These factors include actual or expected changes in both monetary and regulatory policy in the Chinese Mainland, the US and other jurisdictions together with their impact on base interest rates and the valuation of all asset classes and inflation expectations; slowdowns or reversals in world or regional economic growth (particularly where this is abrupt, as has been the case with the Covid-19 lockdowns or the impact of the Russia-Ukraine conflict and geopolitical tensions); and sector-specific slowdowns or deteriorations which have the potential to have contagion impacts (such as challenges in the US and EU banking sector, increasing risk in the US commercial real estate sector, and the negative developments in the Chinese Mainland property sector and more widely across the Chinese Mainland economy). Other factors include fluctuations in global commodity and energy prices, concerns on the serviceability of sovereign debt in certain economies (particularly as central banks continue to raise rates in response to high inflation and the high indebtedness across countries in Africa, such as the sovereign debt restructuring in Ghana), the increased level of geopolitical and political risk and policy-related uncertainty (including those resulting from the ongoing Russia-Ukraine conflict and tensions between the Chinese Mainland and countries such as the US and India, as well as regulatory tightening across sectors in the Chinese Mainland), and socio-political, climate-driven and pandemic events. The extent of the financial market and economic impact of these factors may be highly uncertain and unpredictable and influenced by the actions, including the duration and effectiveness of mitigating measures of governments, policymakers and the public.

The adverse effects of such factors could be felt principally through the following items:

-
Changes to interest rates could reduce Prudential's capital strength and impair its ability to write significant volumes of new business. Increases in interest rates could adversely impact the financial condition of the Group through changes in the present value of future fees for unit-linked businesses and/or the present value of future profits for accident and health products; and/or reduce the value of the Group's assets and/or have a negative impact on its assets under management and profit. Decreases in interest rates could increase the potential adverse impact of product guarantees included in non-unit-linked products with a savings component; reduce investment returns arising on the Group's portfolios; impact the valuation of debt securities; and/or increase reinvestment risk for some of the Group's investments from accelerated prepayments and increased redemptions.

-
A reduction in the financial strength and flexibility of corporate entities, as experienced by a number of issuers within the Chinese Mainland property sector and the US commercial real estate sector, which may result in a deterioration of the credit rating profile and valuation of the Group's invested credit portfolio (and which may lead to an increase in regulatory capital requirements for the Group or its businesses), increased credit defaults and debt restructurings and wider credit and liquidity spreads resulting in realised and unrealised credit losses. Regulations imposing or increasing restrictions on the amount of company debt financing, such as those placing limits on debt or liability ratios, may also reduce the financial flexibility of corporate entities. Similarly, securitised assets in the Group's investment portfolio are subject to default risk and may be adversely impacted by delays or failures of borrowers to make payments of principal and interest when due. Where a widespread deterioration in the financial strength of corporate entities occurs, any assumptions on the ability and willingness of governments to provide financial support may need to be revised.

-
Failure of, or legal, regulatory or reputational restrictions on the Group's ability to deal with, counterparties who have transactions with Prudential (such as banks, reinsurers and counterparties to cash management and risk transfer or hedging transactions) to meet commitments could give rise to a negative impact on Prudential's financial position and on the accessibility or recoverability of amounts due or the adequacy of collateral. Geographic or sector concentrations of counterparty credit risk could exacerbate the impact of these events where they materialise.

-
Estimates of the value of financial instruments becoming more difficult because in certain illiquid, volatile or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time). Where the Group is required to sell its investments within a defined timeframe, such market conditions may result in the sale of these investments at below expected or recorded prices.

-
Illiquidity of the Group's investments. The Group holds certain investments that may, by their nature, lack liquidity or have the potential to lose liquidity rapidly, such as investment funds (including money market funds), privately placed fixed maturity securities, mortgage loans, complex structured securities and alternative investments. If these investments were required to be liquidated on short notice, the Group may experience difficulty in doing so and may be forced to sell them at a lower price than it otherwise would have been able to realise.

-
A reduction in revenue from the Group's products where fee income is linked to account values or the market value of the funds under management. Sustained inflationary pressures which may drive higher interest rates may also impact the valuation of fixed income investments and reduce fee income.

-
Increased illiquidity, which includes the risk that expected cash inflows from investments and operations will not be adequate to meet the Group's anticipated short-term and long-term policyholder benefits and expense payment obligations. Increased illiquidity also adds to the uncertainty over the accessibility of financial resources which in extreme conditions could impact the functioning of markets and reduce capital resources as valuations decline. This could occur where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption restrictions are placed on Prudential's investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential's issued funds and while this may not have a direct impact on the Group's liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate or credit risk.

For some non-unit-linked products with a savings component it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This may particularly be the case in those markets where bond markets are less developed or where the duration of policyholder liabilities is longer than the duration of bonds issued and available in the market, and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. If interest rates in these markets are lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential's reported profit and the solvency of its business units. In addition, part of the profit from the Group's operations is related to bonuses for policyholders declared on participating products, which are impacted by the difference between actual investment returns of the participating fund (which are broadly based on historical and current rates of return on equity, real estate and fixed income securities) and minimum guarantee rates offered to policyholders. This profit could be lower in particular in a sustained low interest rate environment.

In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, frauds, lapses, partial withdrawals or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. Uncertainty over livelihoods, elevated cost of living and challenges in affordability may adversely impact the demand for insurance products, and increase regulatory risk in meeting regulatory definitions and expectations with respect to vulnerable customers (see risk factor 3.8). In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential's business, balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements is reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge. For example, sustained inflationary pressures driving interest rates to even higher levels may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group's competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. High inflation, combined with an economic downturn or recession, may also result in affordability challenges, adversely impacting the ability of consumers to purchase insurance products. Rising inflation, via medical claims inflation (with rising medical import prices a factor under current market conditions), may adversely impact the profitability of the Group's businesses.

Any of the foregoing factors and events, individually or together, could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

1.2  Geopolitical and political risks and uncertainty may adversely impact economic conditions, increase market volatility and regulatory compliance risks, cause operational disruption to the Group and impact the implementation of its strategic plans, which could have adverse effects on Prudential's business, financial condition, results of operations and prospects.

The Group is exposed to geopolitical and political risks and uncertainty in the diverse markets in which it operates. Such risks may include:

-
The application of government regulations, executive powers, sanctions, protectionist or restrictive economic and trade policies or measures adopted by businesses or industries which increase trade barriers or restrict trade, sales, financial transactions, or the transfer of capital, investment, data or other intellectual property, with respect to specific territories, markets, companies or individuals;

-	An increase in the volume and pace of domestic regulatory changes, including those applying to specific sectors;
-	The increased adoption or implementation of laws and regulations which may purport to have extra-territorial application;
-	Withdrawals or expulsions from existing trading blocs or agreements or financial transaction systems, including those which facilitate cross-border payments;
-
The implementation of measures favouring local enterprises including changes to the maximum level of non-domestic ownership by foreign companies, differing treatment of foreign-owned businesses under regulations and tax rules, or international trade disputes affecting foreign companies; and

-	Measures which require businesses of overseas companies to operate through locally incorporated entities or with requirements on minimum local representation on executive or management committees.

The above risks may have an adverse impact on Prudential through their effects on the macroeconomic outlook and the environment for global regional and national financial markets. Prudential may also face heightened sanctions risk driven by geopolitical conflicts as well as increase reputational risks. The above risks may also adversely impact the economic, business, legal and regulatory environment in specific markets or territories in which the Group, its joint ventures or jointly owned businesses, sales and distribution networks, or third-party service providers have operations. For internationally active groups such as Prudential, operating across multiple jurisdictions, such measures may also add to the complexity of legal and regulatory compliance and increase the risk of conflicts between the requirements of one jurisdiction and another. See risk factor 4.1 below.

Geopolitical and political risks and uncertainty may also adversely impact the Group's operations and its operational resilience. Increasing geopolitical and political tensions may lead to conflict, civil unrest and/or disobedience as well as increases in domestic and cross-border cyber intrusion activity. Such events could impact operational resilience by disrupting Prudential's systems, operations, new business sales and renewals, distribution channels and services to customers, which may result in a reduction in contributions from business units to the central cash balances and profit of the Group, decreased profitability, financial loss, adverse customer impacts and reputational damage and may impact Prudential's business, financial condition, results of operations and prospects.

Legislative or regulatory changes and geopolitical or political risks which adversely impact Hong Kong's international trading and economic relationships, may result in adverse sales, operational and product distribution impacts to the Group due to the territory being a key market which also hosts Group head office functions.

1.3  As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments.

The Group's insurance and asset management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this 'Risk factors' section.

As a holding company, Prudential's principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Certain of Prudential's subsidiaries are subject to insurance, asset management, foreign exchange and tax laws, rules and regulations (including in relation to distributable profits that can limit their ability to make remittances). In some circumstances, including where there are changes to general market conditions, this could limit Prudential's ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

A material change in the financial condition of any of Prudential's subsidiaries may have a material effect on its business, financial condition, results of operations and prospects.

1.4  Prudential's investment portfolio is subject to the risk of potential sovereign debt credit deterioration.

Investing in sovereign debt creates exposure to the direct or indirect consequences of geopolitical or political, social or economic changes (including changes in governments, heads of state or monarchs), military conflicts, pandemics and associated disruption, and other events affecting the markets in which the issuers of such debt are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due (or in their agreed currency) in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent and availability of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, geopolitical tensions and conflicts and the political constraints to which the sovereign debtor may be subject.

Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies' exchange rates, or may adopt monetary, fiscal and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

In addition, if a sovereign default or other such events described above were to occur, as has happened on certain occasions in the past, other financial institutions may also suffer losses or experience solvency or other concerns, which may result in Prudential facing additional risks relating to investments in such financial institutions that are held in the Group's investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected as might counterparty relationships between financial institutions.

If a sovereign were to default on or restructure its obligations, or adopt policies that devalued or otherwise altered the currencies in which its obligations were denominated, this could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

1.5  Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties.

Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products and retain current policyholders, as well as the Group's ability to compete for acquisition and strategic opportunities. Downgrades may also impact the Group's financial flexibility, including its ability to issue commercial paper at acceptable levels and pricing. The interest rates at which Prudential is able to borrow funds are affected by its credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition.

In addition, any such downgrades could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects. Prudential cannot predict what actions rating agencies may take, or what actions Prudential may take in response to any such actions, which could adversely affect its business.

Any such downgrade of the Group could have an adverse effect on Prudential's financial flexibility, requirements to post collateral under or in connection with transactions and ability to manage market risk exposures. In addition, the interest rates or other costs that the Group incurs in respect of its financing activities may increase as a result. A credit rating downgrade may also affect public confidence in the Group's products and may adversely impact its ability to market products, retain current policyholders or attract new policyholders.

1.6  Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.

Due to the geographical diversity of Prudential's businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential's operations generally write policies and invest in assets denominated in local currencies, but in some markets Prudential also write policies and invest in assets denominated in non-local currencies, primarily in the US dollar. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to fluctuations in Prudential's consolidated financial statements upon the translation of results into the Group's presentation currency. This exposure is not currently separately managed. The Group presents its consolidated financial statements in US dollars. The results of some entities within the Group are not denominated in or linked to the US dollar and some enter into transactions which are conducted in non-US dollar currencies. Prudential is subject to the risk of exchange rate fluctuations from the translation of the results of these entities and non-US dollar transactions and the risks from the maintenance of the HK dollar peg to the US dollar. In cases where a non-US dollar denominated surplus arises in an operation which is to be used to support Group capital or shareholders' interest (ie remittances), this currency exposure may be hedged where considered economically favourable. Prudential is also subject to the residual risks arising from currency swaps and other derivatives that are used to manage the currency exposure.

2.     RISKS RELATING TO SUSTAINABILITY AND ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) MATTERS

2.1  The failure to understand and respond effectively to the risks associated with ESG factors could adversely affect Prudential's achievement of its long-term strategy.

A failure to manage the material risks associated with key ESG themes detailed below may inhibit the Group's ability to meet its ESG commitments and undermine its sustainability credentials by adversely impacting the Group's reputation and brand, and its ability to attract and retain customers and employees, and therefore the results of its operations and delivery of its strategy and long-term financial success.

(a)   Environmental risks

Environmental concerns, notably those associated with climate change and their social and economic impacts, but also including those associated with biodiversity and nature degradation, present long-term risks to the sustainability of Prudential and may impact its customers and other stakeholders.

Prudential's investment horizons are long term, and it is therefore exposed to the potential long-term impact of climate change risks, which include the financial and non-financial impact of the transition to a lower carbon economy, physical, reputational and shareholder, customer or third-party litigation risks. The global transition to a lower carbon economy may have an adverse impact on investment valuations and liquidity as the financial assets of carbon intensive companies re-price, and this could result in some asset sectors facing significantly higher costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed, will be influenced by factors such as changes in public policy, technology and market or investor sentiment. The potential impact of these factors on the valuation of investments may also have a broader economic impact that may adversely affect customers and their demand for the Group's products. Direct physical risks associated with the impacts of climate change combined with the potential economic impacts of the transition to a lower carbon economy have the potential to disproportionately impact the Asia and Africa markets in which Prudential operates and invests. The Group's stakeholders increasingly expect and/or rely on the Group to support an orderly, inclusive and sustainable transition based on an understanding of relevant market and company-level transition plans taking into consideration the impact on the economies, businesses, communities and customers in these markets.

The Group's ability to sufficiently understand and appropriately respond to transition risk and its ability to deliver on its external carbon reduction commitments and the implementation of ESG considerations in existing or new sustainability or climate-orientated investment strategies and products may be limited by insufficient or unreliable data on carbon exposure, transition plans of the investee company assets in which it invests or inability to divest as planned. The direct physical impacts of climate change, including shorter-term event driven (acute) physical risks and those associated with longer-term shifts in climate patterns (chronic physical risks), are likely to become increasingly significant factors in the mortality and morbidity risk assessments for the Group's insurance product underwriting and offerings and their associated claims profiles. Such short-term and long-term environmental changes in markets where Prudential or its key third parties operate could adversely impact the Group's operational resilience and its customers, which may potentially occur through migration or displacement both within and across borders.

The pace and volume of global standards and sustainability and climate-related regulations emerging across the markets in which the Group operates, the need to deliver on existing and new exclusions or restrictions on investments in certain sectors, engagement and reporting commitments and the demand for externally assured reporting may give rise to compliance, operational, disclosure and litigation risks which may be increased by the multi-jurisdictional coordination required in adopting a consistent risk management approach. The launch of sustainability-focused funds or products, or the (method of) incorporation of ESG considerations in the investment process for existing products, may increase the risks related to the perceived fulfilment of fiduciary duties to customers and investors by the Group's appointed asset managers and may increase regulatory compliance, customer conduct, product disclosure and litigation risks. Prudential's voluntary memberships of, or participation within, industry organisations and groups or their initiatives may increase stakeholder expectations of the Group's acquiescence or compliance with their publicised positions or aims. The reputational and litigation risks of the Group may subsequently increase where the stated positions or aims of such industry organisations or their initiatives continue to evolve, or where jurisdictions interpret their objectives as adversely impacting on markets or consumers, including for example, perceived conflicts with anti-trust laws. See risk factor 4.1 for details of sustainability and ESG-related regulatory and supervisory developments with potential impacts the Group.

A failure to understand, manage and provide greater transparency of its exposure to these climate-related risks may have increasingly adverse implications for Prudential and its stakeholders.

(b)   Social risks

Social risks that could impact Prudential may arise from a failure to consider the rights, diversity, wellbeing, changing needs, human rights and interests of its customers and employees and the communities in which the Group or its third parties operate. Perceived or actual inequity and income disparities (both with developed markets and within the Group's markets), intensified by the pandemic, have the potential to further erode social cohesion across the Group's markets which may increase operational and disruption risks for Prudential and impact the delivery of the Group's strategy on developing affordable and accessible products to meet the needs of people across these markets. Direct physical impacts of climate change and deterioration of the natural environment and the global transition to a lower carbon economy may disproportionately impact the stability of livelihoods and health of lower socioeconomic groups within the markets in which the Group operates. These risks are heightened as Prudential operates in multiple jurisdictions that are particularly vulnerable to climate change, with distinct local cultures and considerations.

Evolving social norms and emerging population risks associated with public health trends (such as an increase in obesity and mental health deterioration) and demographic changes (such as population urbanisation and ageing), as well as migration due to factors including climate-related developments, may affect customer lifestyles and therefore may impact the level of claims under the Group's insurance product offerings.

As a provider of insurance and investment services, the Group is increasingly focused on making its products more accessible through the use of digital services, technologies and distribution methods to customers. As a result, Prudential has access to extensive amounts of customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and artificial intelligence technologies. The Group is therefore exposed to increase in technology risk as well as regulatory, ethical and reputational risks associated with customer data misuse or security breaches. These risks are explained in risk factor 3.5. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations, including those relating to how the Group supports its customers through this transformation.

Failure to foster an inclusive, diverse and open environment for the Group's employees in accordance with the principles of the Universal Declaration of Human Rights and of the International Labour Organisation's core labour standards could impact the ability to attract and/or retain employees and increase potential reputational risk. The business practices within the Group's third-party supply chain and investee companies with regards to topics including labour standards, respect of human rights and modern slavery also expose the Group to potential reputational risk.

(c)   Governance

A failure to maintain high standards of corporate governance may adversely impact the Group and its customers and employees and increase the risk of poor decision-making and a lack of oversight and management of its key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration also increases the risk of poor senior management behaviours.

Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control, and the use of third-party service providers, increase the potential for reputational risks arising from inadequate governance.

Sustainability and ESG-related risks may directly or indirectly impact Prudential's business and the achievement of its strategic focus on providing greater and more inclusive access to good health and financial security, responsible stewardship in managing the human impact of climate change and building human and social capital with its broad range of stakeholders, which range from customers, institutional investors, employees and suppliers, to policymakers, regulators, industry organisations and local communities. A failure to transparently and consistently implement the Group's ESG strategy across its local businesses and operational, underwriting and investment activities, as well as a failure to implement and uphold responsible business practices, may adversely impact the financial condition and reputation of the Group. This may also negatively impact the Group's stakeholders, who all have expectations, concerns and aims related to sustainability and ESG matters, which may differ, both within and across the markets in which the Group operates. In its investment activities, Prudential's stakeholders increasingly have expectations of, and place reliance on, an approach to responsible investment that demonstrates how sustainability and ESG considerations are effectively integrated into investment decisions, responsible supply chain management and the performance of fiduciary and stewardship duties. These duties include effective implementation of exclusions, voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager, in line with internally defined procedures and external commitments. The increased demands and expectations of stakeholders for transparency and disclosure of the activities that support these duties further heightens disclosure risks for the Group, including those associated with potentially overstating or mis-stating the positive environmental or societal impacts of the Group's activities, products and services (eg greenwashing).

3.     RISKS RELATING TO PRUDENTIAL'S BUSINESS ACTIVITIES AND INDUSTRY

3.1  The implementation of large-scale transformation, including complex strategic initiatives, gives rise to significant design and execution risks and may affect Prudential's operational capability and capacity. Failure of these initiatives to meet their objectives may adversely impact the Group and the delivery of its strategy.

Where required in order to implement its business strategies for growth, meet customer needs, improve customer experiences, strengthen operational resilience, meet regulatory and industry requirements and maintain market competitiveness, Prudential from time to time undertake corporate restructuring, transformation programmes and acquisitions/disposals across its business. Many such change initiatives are complex, inter-connected and/or of large scale, and include improvement of business efficiencies through operating model changes, advancing the Group's digital capability, expanding strategic partnerships and industry and regulatory-driven change. There may be a material adverse effect on Prudential's business, employees, customers, financial condition, results of operations and prospects if these initiatives incur unplanned costs, are subject to implementation delays, or fail to fully meet their objectives. Leadership changes and changes to the business and operational model of the Group increase uncertainty for its employees, which may affect operational capacity and the ability of the Group to deliver its strategy. There may also be adverse implications for the Group in undertaking transformation initiatives such as placing additional strain on employees, operational capacity, and weakening the control environment. Implementing initiatives related to the revised strategy for the Group, control environment transformation, significant accounting standard changes, such as IFRS 17, and other regulatory changes in major businesses of the Group, such as those related to the agency transformation at the Indonesia businesses, may amplify these risks. Risks relating to these regulatory changes are explained in risk factor 4.1 below.

The speed of technological change in the business could outpace the Group's ability to anticipate all the unintended consequences that may arise from such change. Innovative technologies, such as artificial intelligence, expose Prudential to potential additional regulatory, information security, privacy, operational, ethical and conduct risks which, if inadequately managed, could result in customer detriment and reputational damage.

3.2  Prudential's businesses are conducted in highly competitive environments with rapidly developing demographic trends. The profitability of the Group's businesses depends on management's ability to respond to these pressures and trends.

The markets for financial services are highly competitive, with a number of factors affecting Prudential's ability to sell its products and profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, ability to implement and comply with regulatory changes, the imposition of regulatory sanctions, brand strength and name recognition, investment management performance and fund management trends, historical bonus levels, the ability to respond to developing demographic trends, customer appetite for certain savings products (which may be impacted by broader economic pressures) and technological advances. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees, agents and independent financial advisers may limit Prudential's potential to grow its business as quickly as planned or otherwise implement its strategy. Technological advances, including those enabling increased capability for gathering large volumes of customer health data and developments in capabilities and tools in analysing and interpreting such data (such as artificial intelligence and machine learning), may result in increased competition to the Group, both from within and outside the insurance industry, and may increase the competition risks resulting from a failure to be able to attract or retain talent.

The Group's principal competitors include global life insurers, regional insurers and multinational asset managers. In most markets, there are also local companies that have a material market presence.

Prudential believes that competition will intensify across all regions in response to consumer demand, digital and other technological advances (including the emergence and maturing of new distribution channels), the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures. This includes managing the potential adverse impacts to the commercial value of the Group's existing sale and distribution arrangements, such as bancassurance arrangements, in markets where new distribution channels develop.

Failure to do so may adversely impact Prudential's ability to attract and retain customers and, importantly, may limit Prudential's ability to take advantage of new business arising in the markets in which it operates, which may have an adverse impact on the Group's business, financial condition, results of operations and growth prospects.

3.3  Adverse experience in the operational risks inherent in Prudential's business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its business, financial condition, results of operations and prospects.

Operational risks are present in all of Prudential's businesses, including the risk of loss arising from inadequate or failed internal processes, systems or human error, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber-attacks, acts of terrorism, civil unrest and other catastrophes) or other external events. These risks may also adversely impact Prudential through its partners. Prudential relies on the performance and operations of a number of bancassurance, product distribution, outsourcing (including but not limited to external technology, data hosting and payments) and service partners. These include back office support functions, such as those relating to technology infrastructure, development and support and customer-facing operations and services, such as product distribution and services (including through digital channels) and investment operations. This creates reliance upon the resilient operational performance of these partners and exposes Prudential to the risk that the operations and services provided by these partners are disrupted or fail. Further, Prudential operates in extensive and evolving legal and regulatory environments which adds to the complexity of the governance and operation of its business processes and controls.

Exposure to such risks could impact Prudential's operational resilience and ability to perform necessary business functions when there are disruptions to its systems, operations, new business sales and renewals, distribution channels and services to customers, or result in the loss of confidential or proprietary data. Such risks, as well as any weaknesses in administration systems (such as those relating to policyholder records) or actuarial reserving processes, may also result in increased expenses, as well as legal and regulatory sanctions, decreased profitability, financial loss and customer conduct risk impacts. This could damage Prudential's reputation and relationship with its customers and business partners. A failure to adequately oversee service partners (or their technology and operational systems and processes) could result in significant service degradation or disruption to Prudential's business operations and services to its customers, which may have reputational or conduct risk implications and could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

Prudential's business requires the processing of a large number of transactions for a diverse range of products. It also employs complex and inter-connected technology and finance systems, models, and user-centric applications in its processes to perform a range of operational functions. These functions include the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities and the acquisition of new business using artificial intelligence and digital applications. Many of these tools form an integral part of the information and decision-making frameworks used by Prudential and the risk of adverse consequences arising from erroneous or misinterpreted tools used in core business activities, decision-making and reporting exists. Errors or limitations in these tools, or their inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, customer detriment, inaccurate external reporting, or reputational damage. The long-term nature of much of the Group's business also means that accurate records are to be maintained securely for significant time periods.

The performance of the Group's core business activities and the uninterrupted availability of services to customers rely significantly on, and require significant investment in, resilient IT applications, infrastructure and security architectural design, data governance and management and other operational systems, personnel, controls, and mature processes. During large-scale disruptive events or times of significant change, or due to other factors impacting operational performance including adequacy of skilled/experienced personnel, the resilience and operational effectiveness of these systems and processes at Prudential and/or its third-party service providers may be adversely impacted. In particular, Prudential and its business partners are making increasing use of emerging technological tools and digital services, or forming strategic partnerships with third parties to provide these capabilities. Automated distribution channels and services to customers increase the criticality of providing uninterrupted services. A failure to implement appropriate governance and management of the incremental operational risks from emerging technologies may adversely impact Prudential's reputation and brand, the results of its operations, its ability to attract and retain customers and its ability to deliver on its long-term strategy and therefore its competitiveness and long-term financial success.

Although Prudential's technology, compliance and other operational systems, models and processes incorporate strong governance and controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no complete assurance as to the resilience of these systems and processes to disruption or that governance and controls will always be effective. Due to human error, among other reasons, operational and model risk incidents do occur from time to time and no system or process can entirely prevent them. Prudential's legacy and other technology systems, data and processes, as with operational systems and processes generally, may also be susceptible to failure or security/data breaches.

3.4  Attempts to access or disrupt Prudential's technology systems, and loss or misuse of personal data, could result in loss of trust from Prudential's customers and employees and reputational damage, which could have material adverse effects on the Group's business, financial condition, results of operations and prospects.

Prudential and its business partners are increasingly exposed to the risk that individuals (which includes connected persons such as employees, contractors or representatives of Prudential or its third-party service providers, and unconnected persons) or groups may intentionally or unintentionally disrupt the availability, confidentiality and integrity of its technology systems or compromise the integrity and security of data (both corporate and customer), including disruption from ransomware (malicious software designed to restrict Prudential's access to data until the payment of a sum of money and to exfiltrate data with a threat to publicly expose Prudential data if a ransom payment is not paid), and untargeted but sophisticated and automated attacks. Where these risks materialise, this could result in disruption to key operations, make it difficult to recover critical data or services or damage assets, any of which could result in loss of trust from Prudential's customers and employees, reputational damage and direct or indirect financial loss. The escalation of the Russia-Ukraine conflict coincided with a significant increase in reported cyber threats and attacks during 2022. Cyber-security threats continue to evolve globally in sophistication and potential significance. Prudential's increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness, and increasing adoption of the Group's digital platforms could also increase the likelihood of Prudential being considered a target by cyber criminals. Ransomware campaigns have increased in frequency and represent an increasing threat to the financial services sector, with recent highly publicised attacks on financial services companies.

There is an increasing requirement and expectation on Prudential and its business partners not only to hold the data of customers, shareholders and employees securely, but also to ensure its ongoing accuracy and that it is being used in a transparent, appropriate and ethical way, including in decision-making where automated processes are employed. As Prudential and its business partners increasingly adopt digital technology in business operations, the data the Group generates creates an opportunity to enhance customer engagement while maintaining a responsibility to keep customers' personal data safe. Prudential adheres to data minimisation and 'privacy-by-design' principles, ensuring that the Group only collects and uses data for its intended purpose and does not retain it longer than necessary, and that privacy elements are present both at the onset and throughout the Group's entire data processes. The handling of customer's data is governed by specific policies and frameworks, such as the Group Information Security Policy, the Group Privacy Policy and the Group Data Policy. A failure to adhere to these polices may result in regulatory scrutiny and sanctions and detriment to customers and third-party partners, and may adversely impact the reputation and brand of the Group, its ability to attract and retain customers and deliver on its long-term strategy and therefore the results of its operations.

The risk to the Group of not meeting these requirements and expectations may be increased by the development of cloud-based infrastructure and the usage of digital distribution and service channels, which can collect a broader range of personal and health-related data from individuals at increased scale and speed, and the use of complex tools, machine learning and artificial intelligence (AI) technologies to process, analyse and interpret this data. New and currently unforeseeable regulatory, reputational and operational issues may also arise from the increased use of emerging technology such as generative AI which require careful consideration and guardrails established to enable its safe use. Regulatory developments in cybersecurity and data protection continue to progress worldwide. In 2023, the momentum in focus on data privacy continues to increase, with regulators in Asia introducing new data privacy laws or enhancing existing ones (eg new data protection laws in Vietnam in June 2023 and extensive amendments to the Korean data privacy law). Such developments may increase the complexity of requirements and obligations in this area, in particular where they include national security restrictions or impose differing and/or conflicting requirements compared with those of other jurisdictions. These risks may also increase the financial and reputational implications for Prudential of regulatory non-compliance or a significant breach of IT systems or data, including at its joint ventures or third-party service providers. The international transfer of data may, as a global organisation, increase regulatory risks for the Group.

Prudential has been, and likely will continue to be, subject to potential damage from computer viruses, unauthorised access and cyber-security attacks such as 'denial of service' attacks, phishing and disruptive software campaigns. Despite the multi-layers security defences in place, there can be no assurance that such events will not take place which may have material adverse consequential effects on Prudential's business, financial condition, results of operations and prospects. To that end, the Group's security strategy encompasses a cyber resilience theme focusing on its ability to respond and recover from an attack in order to maintain its reputation and customer trust.

3.5  Prudential's digital platforms may heighten existing business risks to the Group or introduce new risks as the markets in which it operates, and its partnerships and product offerings evolve.

Prudential's digital platforms are subject to a number of risks discussed within this 'Risk factors' section. In particular, these include risks related to legal and regulatory compliance and the conduct of business. the execution of complex change initiatives. information security and data privacy. the use of models (including those using artificial intelligence) and the handling of personal data. the resilience and integrity of IT infrastructure and operations. and those relating to the management of third parties. These existing risks for the Group may be increased due to a number of factors:

-
The number of current and planned markets in which Prudential's digital platforms operate, each with their own laws and regulations, regulatory and supervisory authorities, the scope of application of which may be uncertain or change at pace, may increase regulatory compliance risks;

-
The implementation of planned digital platforms and services, which may require the delivery of complex, inter-connected change initiatives across current and planned markets. This may give rise to design and execution risks, which could be amplified where these change initiatives are delivered concurrently;

-
The increased volume, breadth and sensitivity of data on which the business model of the platform is dependent and to which the Group has access, holds, analyses and processes through its models, which increases data security, privacy and usage risks. The use of complex models, including where they use artificial intelligence for critical decision-making, in the application's features and offerings may give rise to ethical, operational, conduct, litigation and reputational risks where they do not function as intended;

-
Reliance on and/or collaboration with a number of third-party partners and providers, which may vary according to the market. This may increase operational disruption risks to the uninterrupted provision of services to customers, regulatory compliance and conduct risks, and the potential for reputational risks; and

-
Support for, and development of, the platform being provided outside of some of the individual markets in which the platform operates, which may increase the complexity of local legal and regulatory compliance.

New product offerings and functionality may be developed and provided through the digital platforms, which may introduce new regulatory, operational, conduct and strategic risks for the Group. Regulations may be introduced, which limit the permitted scope of online or digitally distributed insurance and asset management services, and may restrict current or planned offerings provided by the platform.

A failure to implement appropriate governance and management of the incremental and new risks detailed above may adversely impact Prudential's reputation and brand, its ability to attract and retain customers, its competitiveness and its ability to deliver on its long-term strategy. In response, the Group has enhanced its governance framework in the first half of 2023 to better oversee the implementation and risk management of digital platforms. This includes the establishment of digital governance forums that oversee digital transformation from various dimensions such as customer centricity, strategic, financial, operational and risk management.

3.6  Prudential operates in certain markets with joint venture partners and other shareholders and third parties. These businesses face the same risks as the rest of the Group and also give rise to certain risks to Prudential that the Group does not face with respect to its wholly-owned subsidiaries.

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements (including associates). The financial condition, operations and reputation of the Group may be adversely impacted, or the Group may face regulatory censure, in the event that any of its partners fails or is unable to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime. Reputational risks to the Group are amplified where any joint ventures or jointly owned businesses carry the Prudential name.

A material proportion of the Group's business comes from its joint venture and associate businesses in the Chinese Mainland and India, respectively. For such operations the level of control exercisable by the Group depends on the terms of the contractual agreements as well as local regulatory constraints applicable to the joint venture and associate businesses, such as listing requirements, in particular, those terms providing for the allocation of control among, and continued cooperation between, the participants. As a result, the level of oversight, control and access to management information the Group is able to exercise at these operations may be lower compared to the Group's wholly-owned businesses. This may increase the uncertainty for the Group over the financial condition of these operations, including the valuation of their investment portfolios and the extent of their invested credit and counterparty credit risk exposure, resulting in heightened risks to the Group as a whole. This may particularly be the case where the geographies in which these operations are located experience market or sector-specific slowdowns, disruption, volatility or deterioration (such as the negative developments in the Chinese Mainland property sector and more widely across the Chinese Mainland economy). In addition, the level of control exercisable by the Group could be affected by changes in the maximum level of foreign ownership imposed on foreign companies in certain jurisdictions. The exposure of the Group to the risks detailed in risk factor 3.1 above may also increase should the Group's strategic initiatives include the expansion of the Group's operations through joint ventures or jointly owned businesses.

In addition, a significant proportion of the Group's product distribution is carried out through agency arrangements and contractual arrangements with third-party service providers not controlled by Prudential, such as bancassurance arrangements, and the Group is therefore dependent upon the continuation of these relationships. The effectiveness of these arrangements, or temporary or permanent disruption to them, such as through significant deterioration in the reputation, financial position or other circumstances of the third-party service providers, material failure in controls (such as those pertaining to the third-party service providers' systems failure or the prevention of financial crime), regulatory changes affecting the governance, operation, or failure to meet any regulatory requirements could adversely affect Prudential's reputation and its business, financial condition, results of operations and prospects.

3.7  Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential's business, financial condition, results of operations and prospects.

In common with other life insurers, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses.

The Group's businesses are subject to inflation risk. In particular, the Group's medical insurance businesses are also exposed to medical inflation risk. The potential adverse impacts to the profitability of the Group's businesses from the upheavals in financial markets and levels of economic activity on customer behaviours are described in risk factor 1.1 above. While the Group has the ability to re-price some of its products, the frequency of re-pricing may need to be increased. Such repricing is dependent on the availability of operational and resource capacity to do so, as well as the Group's ability to implement such re-pricing in light of the increased regulatory and societal expectations reflecting the affordability of insurance products and the protection of vulnerable customers, as well as the commercial considerations of the markets the Group operates in. The profitability of the Group's businesses also may be adversely impacted by medical reimbursement downgrade experience following any re-pricing.

Prudential, like other insurers, needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations. A further factor is the assumptions that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group. Prudential's persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumptions. If actual levels of persistency are significantly different than assumed, the Group's results of operations could be adversely affected.

In addition, Prudential's business may be adversely affected by epidemics, pandemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases to the cost of medical claims. Pandemics, significant influenza and other epidemics have occurred a number of times historically, but the likelihood, timing, or the severity of future events cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics, as well as pharmaceutical treatments and vaccines (and their rollouts) and non-pharmaceutical interventions, could have a material impact on the Group's claims experience.

The longer-term effects of Covid-19 have included, and may continue to include, latent morbidity impacts from the deferral of medical treatment by policyholders. It may be a factor in increasing morbidity claims and there may be implications from other factors such as long-term post-Covid-19 symptoms (although there is currently no consensus on the longer-term impact on morbidity).

Prudential uses reinsurance to selectively transfer mortality, morbidity and other risks. This exposes the Group to the counterparty risk of a reinsurer being unable to pay reinsurance claims or otherwise meet their commitments; the risk that a reinsurer changes reinsurance terms and conditions of coverage, or increases the price of reinsurance which Prudential is unable to pass on to its customers; the risk of ambiguity in the reinsurance terms and conditions leading to uncertainty whether an event is covered under a reinsurance contract; and the risk of being unable to replace an existing reinsurer, or find a new reinsurer, for the risk transfer being sought.

Any of the foregoing, individually or together, could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

4.     RISKS RELATING TO LEGAL AND REGULATORY REQUIREMENTS

4.1  Prudential conducts its businesses subject to regulation and associated regulatory risks, including a change to the basis in the regulatory supervision or intervention of the Group, the level of regulatory scrutiny arising from the Group's reported events, the effects and pace of changes in the laws, regulations, policies and their interpretations and any industry/accounting standards in the markets in which it operates.

Changes in government policy and legislation (including in relation to tax and data security), capital control measures on companies and individuals, regulation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates (including those related to the conduct of business by Prudential or its third-party distributors), or decisions taken by regulators in connection with their supervision of members of the Group, which in some circumstances may be applied retrospectively, may adversely affect Prudential. The impact from any regulatory changes may be material to Prudential, for example changes may be required to its product range, distribution channels, handling and usage of data, competitiveness, profitability, capital requirements, risk management approaches, corporate or governance structure, financial and non-financial disclosures and reported results and financing requirements. Changes in regulations related to capital have the potential to change the extent of sensitivity of capital to market factors. Also, regulators in jurisdictions in which Prudential operates may impose requirements affecting the allocation of capital and liquidity between different business units in the Group, whether on a geographic, legal entity, product line or other basis. Regulators may also change solvency requirements, methodologies for determining components of the regulatory or statutory balance sheet including the reserves and the level of capital required to be held by individual businesses (with implications to the Group capital position), and the regulation and expectations of customer-facing processes including selling practices, and could introduce changes that impact products sold or that may be sold. Furthermore, as a result of interventions by governments in light of financial and global economic conditions, there may continue to be changes in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transactions and enhancement of supervisory powers.

In the markets in which it operates, Prudential is subject to regulatory requirements and obligations with respect to financial crime, including anti-money laundering, and sanctions compliance, which may either impose obligations on the Group to act in a certain manner or restrict the way that it can act in respect of specified individuals, organisations, businesses and/or governments. A failure to do so may adversely impact the reputation of Prudential and/or result in the imposition of legal or regulatory sanctions or restrictions on the Group. For internationally active groups such as Prudential, operating across multiple jurisdictions increases the complexity and volume of legal and regulatory compliance. Compliance with Prudential's legal or regulatory obligations, including those in respect of international sanctions, in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group. Geopolitical developments, such as the Russia-Ukraine conflict, US-Chinese Mainland and India-Chinese Mainland tensions, may result in an increase in the volume and complexity of international sanctions. These risks may be increased where uncertainty exists on the scope of regulatory requirements and obligations, and where the complexity of specific cases applicable to the Group is high.

Further information on specific areas of regulatory and supervisory requirements and changes are included below.

(a)   Group-wide Supervision (GWS)

To align Hong Kong's regulatory regime with international standards and practices, the Hong Kong Insurance Authority (IA) developed its GWS Framework for multinational insurance groups under its supervision based on a principles-based and outcome-focused approach, which allows the Hong Kong IA to exercise direct regulatory powers over the designated holding companies of multinational insurance groups. The GWS Framework became effective for Prudential upon designation by the Hong Kong IA on 14 May 2021. Prudential has in place a monitoring mechanism and controls to promote constructive engagement with the Hong Kong IA as its Group-wide supervisor to ensure ongoing sustainable compliance.

(b)   Global regulatory requirements and systemic risk regulation

Currently there are a number of ongoing global regulatory developments which could impact Prudential's businesses in the many jurisdictions in which they operate. These include the work of the Financial Stability Board (the FSB) in the area of systemic risk including assessing and mitigating systemic risk through the Holistic Framework (HF) (replacing the Global Systemically Important Insurer G-SII designations) and the Insurance Capital Standard (the ICS) both being developed by the International Association of Insurance Supervisors (the IAIS). There is a risk attached to the manner in which regulators may choose to implement the HF and ICS which could lead to additional burdens or adverse impacts to the Group. As a result, there remains a high degree of uncertainty over the potential impact of such changes on the Group.

On 9 December 2022 the FSB announced its decision to discontinue the annual identification of G-SII in favour of the HF for the assessment and mitigation of systemic risk in the insurance sector. The FSB will continue to receive an annual update on the outcomes of the IAIS's global monitoring exercise which will include IAIS's assessment of systemic risk. The FSB reserves the right to publicly express its views on whether an individual insurer is systemically important in the global context and the application of any necessary HF supervisory policy measures to address such systemic importance. In November 2025, the FSB will review the process for assessing and mitigating systemic risk under the HF. In response to this review the FSB will, as necessary, adjust its process which could include reinstating an updated G-SII identification process.

Many of the prior G-SII measures have been adopted into IAIS's Insurance Core Principles (ICPs) and ComFrame, described below, as well as under the Hong Kong IA's GWS Framework. As an IAIG, Prudential is subject to these measures. The HF also includes a monitoring element for the identification of a build-up of systemic risk and to enable supervisors to take action where appropriate. The FSB reserves the right to publicly express its views on whether an individual insurer is systemically important in the global context and the application of any necessary policy measures to address such systemic importance. The FSB will also continue to review the process of assessing and mitigating systemic risk based on the HF and may adjust the process, including bringing back G-SII designations if deemed necessary. As the guidance is still developing there remains some uncertainty on how these new approaches to the global regulation of insurers will impact the Group.

In November 2019 the IAIS adopted the Common Framework (ComFrame) which establishes supervisory standards and guidance focusing on the effective group-wide supervision of Internationally Active Insurance Groups (IAIGs). Prudential was included in the first register of IAIGs released by the IAIS on 1 July 2020 and was designated an IAIG by the Hong Kong IA following an assessment against the established criteria in ComFrame.

The ICS is a consolidated group-wide capital standard for IAIGs. The implementation of ICS is being conducted in two phases: a five-year monitoring phase, which commenced at the beginning of 2020, followed by an implementation phase. An alternative to the ICS called the 'Aggregation Method' has also been developed in the United States by the National Association of Insurance Commissioners; the IAIS is in the process of evaluating whether it produces comparable outcomes to the ICS.

(c)   Regional regulatory regime developments, including climate-related regulatory changes

In the first half of 2023, regulators in Asia continued to focus on the financial and operational resilience of the insurance industry as well as customer and policyholder protection. New regulations were continuously, and often concurrently, issued in a number of markets to (1) manage insurance and financial risks, including capital and solvency, and (2) implement effective customer protection, information security and data privacy and residency, third-party and technology risk management controls with appropriate corporate governance.

In some of the Group's key markets, major regulatory changes and reforms are in progress, with some uncertainty on the full impact to Prudential:

-      In the Chinese Mainland, regulatory developments across a number of industries including the financial sector, have continued at pace, potentially increasing compliance risk to the Group. Recent regulatory developments in the Chinese Mainland include the following:
-     The National Administration of Financial Regulation (NAFR) officially replaced the China Banking and Insurance Regulatory Commission (CBIRC) on 18 May with the aim to strengthen and improve its financial supervision through deepening the financial regulatory sector reform, enhancing the quality and effectiveness of financial regulation, and promoting full coverage of financial regulation in the sector. Financial institutions and their obligations to customers, including customer protection, are centrally supervised by the NAFR going forward; and
-     The amendment of the Insurance Law of People's Republic of China is in progress with emphasis on corporate governance including appointment of directors, fiduciary duties, and supervision of participating and investment-linked product (ILP) policies. Consultation is ongoing.
-      In Indonesia, regulatory and supervisory focus on the insurance industry remains high. The Financial Services Authority of Indonesia, the Otoritas Jasa Keuangan (OJK) is planning to replace the existing regulation on anti-money laundering (AML) and counter-terrorist financing (CTF). To strengthen the financial sector, the OJK has drafted the revised regulations on consumer protection and complaints handling. Key proposed changes include a defined scope of customer protection violations, agent commission disclosures, and semi-annual filing of complaints.  Industry consultation is ongoing.
-      In Malaysia, the BNM has initiated a multi-phase review of its current risk-based capital (RBC) frameworks for insurers and takaful operators since 2019, which include quantitative impact studies carried out in 2022, the issuance of exposure drafts and a parallel run planned in 2023, prior to the potential full implementation targeting by end of 2024. According to the BNM's regulatory calendar, new regulatory developments in customer conduct are anticipated. The BNM has revised its policy on Management of Customer Information and Permitted Disclosure in April 2023 with immediate effect. The policy sets out requirements regarding controls in collection, storage, use, transmission, sharing, disclosure and disposal of customer information. Furthermore, a new regulation on professionalism of agents will come into effect on 1 January 2024, which requires additional fit and proper and due diligence procedures as enhanced agent onboarding and screening requirements.
-      In Hong Kong, the revised Guideline on AML and CTF (GL3) has been published with an effective date on 1 June 2023. The Hong Kong Government also proposed to establish a Policyholder Protection Scheme in December 2022 as a safety net for policyholders in the event of an insurer's insolvency. A full consideration of the public views is expected when finalising the proposal to establish a Policyholder Protection Scheme.
-      In Thailand, the Bank of Thailand imposed a restriction to prevent banks from sending links via SMS, emails or social media to collect personal data from 9 March 2023 onwards. The same practice is expected for the insurance sector and such regulatory development is being monitored.
-      In Vietnam, the amended Insurance Law took effect on 1 January 2023. The new law also contains provisions on RBC, with a five-year grace period, effective from 1 January 2028. The Vietnamese Government also issued a decree on 17 April 2023 for personal data privacy guidance with an effective date of 1 July 2023. It provides definitions of personal data with examples of sensitive personal data, the rights of data subjects, and notification and data transfer requirements pertaining to the use of data.
-      In the Philippines, the financial product and customer service requirements were issued by the Insurance Commission in March 2023 with an 18-month transition period for the adoption. The new requirements include product and service disclosures, demanding a systematic approach for customer assistance and conduct risk management, as well as additional complaints filing.
-      In India, the Insurance Regulatory and Development Authority of India (IRDAI) continues to focus on industry reform.  A new income tax rule took effect from 1 April 2023, which makes maturity proceeds of insurance policies taxable for policies issued from this date with annual premiums exceeding INR 500,000. Another IRDAI regulation issued in March 2023 removed commission payment limits for insurers, aimed to give more operational flexibility to insurers and enhance insurance penetration.

The increasing use of emerging technological tools and digital services across industry, is likely to lead to new and unforeseen regulatory requirements and issues, including expectations regarding the governance and ethical and responsible use of technology, artificial intelligence and data. Distribution and product suitability linked to innovation continues to set the pace of conduct regulatory change in Asia. Prudential falls under the scope of these conduct regulations requiring that regulatory changes are appropriately implemented.

The pace and volume of climate-related regulatory changes is also increasing. Regulators including the Hong Kong IA, the Monetary Authority of Singapore, the BNM in Malaysia and the Financial Supervisory Commission in Taiwan are in the process of developing supervisory and disclosure requirements or guidelines related to environmental and climate change risk management. Other regulators are expected to develop, or are at the early stages of developing, similar requirements. While the Hong Kong IA has yet to propose any insurance-specific regulations on sustainability and climate, it has regularly emphasised its increasing focus in this area in order to support Hong Kong's position as a regional green finance hub, and industry consultations are expected from the Hong Kong IA in 2023. International regulatory and supervisory bodies, such as the International Sustainability Standards Board (ISSB) and Taskforce on Nature-related Disclosures, are progressing on global sustainability and ESG-related disclosure requirements. Recent high-profile examples of government and regulatory enforcement and civil actions against companies for misleading investors on sustainability and ESG-related information demonstrate that disclosure, reputational and litigation risks remain high and may increase, in particular as companies increase their disclosures or product offerings in this area. These changes and developments may give rise to regulatory compliance, customer conduct, operational, reputational and disclosure risks requiring Prudential to coordinate across multiple jurisdictions in order to apply a consistent risk management approach.

The rapid pace and high volume of regulatory changes and interventions, and swiftness of their application including those driven by the financial services industry, have been observed in recent years across many of the Group's markets. The transformation and regulatory changes have the potential to introduce new, or increase existing, regulatory risks and supervisory interest while increasing the complexity of ensuring concurrent regulatory compliance across markets driven by potential for increased intra-Group connectivity and dependencies. In jurisdictions with ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised, these developments are monitored at market and group level and inform the Group's risk framework and engagement with government policy makers, industry groups and regulators.

(d)   IFRS 17

IFRS 17 became effective from 1 January 2023 and the first external reporting under this basis is from half year 2023. The new standard requires a fundamental change to accounting, presentation and disclosures for insurance contracts as well as the application of significant judgement and new estimation techniques. These changes mean that investors, rating agencies and other stakeholders may take time to gain familiarity with the new standard and to interpret the Group's business performance and dynamics. In addition, comparison with previous financial reporting periods will be more challenging in the short term. New systems, processes and controls have been developed to align with the new IFRS17 basis, and are expected to mature over time. In the short term there may be increased operational risk associated with these new systems and processes.

Apart from IFRS 17, any other changes or modification of IFRS accounting policies may also require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency.

(e)   Investor contribution schemes

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise in which Prudential, along with other companies, may be required to make such contributions.

4.2  The conduct of business in a way that adversely impacts the fair treatment of customers could have a negative impact on Prudential's business, financial condition, results of operations and prospects or on its relations with current and potential customers.

In the course of its operations and at any stage of the customer and product lifecycle, the Group or its intermediaries may conduct business in a way that adversely impacts customer outcomes and the fair treatment of customers ('conduct risk'). This may arise through a failure to design, provide and promote suitable products and services to customers that meet their needs, are clearly explained or deliver real value, provide and promote a high standard of customer service, appropriately and responsibly manage customer information, or appropriately handle and assess complaints. A failure to identify or implement appropriate governance and management of conduct risk may result in harm to customers and regulatory sanctions and restrictions, and may adversely impact Prudential's reputation and brand, its ability to attract and retain customers, its competitiveness, and its ability to deliver on its long-term strategy. There is an increased focus by regulators and supervisors on customer protection, suitability, and inclusion across the markets in which the Group operates, therefore increasing regulatory compliance and reputational risks to the Group in the event the Group is unable to effectively implement the regulatory changes and reforms stated in risk factor 4.1 above.

Prudential is, and in the future may continue to be, subject to legal and regulatory actions in the ordinary course of its business on matters relevant to the delivery of customer outcomes. Such actions relate, and could in the future relate, to the application of current regulations or the failure to implement new regulations, regulatory reviews of broader industry practices and products sold (including in relation to lines of business that are no longer active) in the past under acceptable industry or market practices at the time and changes to the tax regime affecting products. Regulators may also focus on the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them and the responsibility of product providers for the deficiencies of third-party distributors.

There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential's exposure to legal risks. Any regulatory action arising out of the Group's position as a product provider could have an adverse impact on the Group's business, financial condition, results of operations and prospects, or otherwise harm its reputation.

4.3  Litigation, disputes and regulatory investigations may adversely affect Prudential's business, financial condition, cash flows, results of operations and prospects.

Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, asset management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by Prudential, including class action litigation. Although Prudential believes that it has adequately provided in all material respects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be imposed and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have an adverse effect on Prudential's business, financial condition, cash flows, results of operations and prospects.

4.4  Changes in tax legislation may result in adverse tax consequences for the Group's business, financial condition, results of operations and prospects.

Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential's business, financial condition, results of operations and prospects.

The Organisation for Economic Co-operation and Development (OECD) is currently undertaking a project intended to modernise the global international tax system, commonly referred to as Base Erosion and Profit-Shifting 2.0. The project has two pillars. The first pillar is focused on the allocation of taxing rights between jurisdictions for in-scope multinational enterprises that sell cross-border goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of 15 per cent applicable to in-scope multinational enterprises.

On 8 October 2021 the OECD issued a statement setting out the high level principles which have been agreed by over 130 jurisdictions involved in the project. Based on the 8 October 2021 OECD statement, Prudential does not expect to be affected by proposals under the first pillar given they include an exemption for regulated financial services companies.

On 20 December 2021 the OECD published detailed model rules for the second pillar, with implementation of the rules initially envisaged by 2023. These rules will apply to the Group when implemented into the national law of jurisdictions where it has entities within the scope of the rules. On 14 March 2022 the OECD issued detailed guidance to assist with interpreting the model rules.

As part of the OECD's development of the implementation framework, the OECD published guidance on safe harbours, and public consultations on information returns and tax certainty on 20 December 2022, and additional administrative guidance on 2 February 2023.

A number of jurisdictions in which the Group has operations have commenced the process of introducing the OECD model rules into domestic tax law through domestic consultations and/or issuing proposed domestic legislation. Some jurisdictions where the Group has operations may or will implement the OECD model rules with effect from 1 January 2024; other jurisdictions, including Hong Kong, have indicated the likely implementation will be from 1 January 2025. As the Group operates in a number of jurisdictions where the effective tax rate can be less than 15 per cent, the implementation of the model rules and/or equivalent domestic minimum tax rules may have an adverse impact on the Group. Until all expected OECD documents are published and details of implementing domestic legislation in relevant jurisdictions are available, the full extent of the long-term impact on the Group's business, tax liabilities and profits remain uncertain.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 August 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Group Chief Financial Officer